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August 4, 2016

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Attn:	Russell Mancuso

Re:	WaferGen Bio-systems, Inc. Preliminary Proxy Statement on Schedule 14A Filed June 10, 2016 File No. 001-36601
Dear Mr. Mancuso:
On behalf of WaferGen Bio-systems, Inc. (the “Company”), we submit this letter providing a response to the comments raised by the Staff of the Securities and Exchange Commission (the “Staff”) in its letter dated July 21, 2016, with respect to the Company’s preliminary proxy statement on Schedule 14A (File No. 001-36601) (the “Proxy Statement”). Below we have noted the Staff’s comments in bold face type and the Company’s responses in regular type.

1.
We note your responses to prior comments 2 and 4. Please file a revised preliminary proxy statement to include a sensitivity analysis demonstrating the effect on the consideration per share of a reasonable range of potential values for each variable that will determine such consideration. Ensure that your disclosed sensitivity analysis presents intervals within the reasonable range of potential values that provide investors adequate information regarding the reasonable outcomes. Include in your disclosure an explanation of how you determined that the range selected for each variable is reasonable, and include with your disclosure on the proxy statement cover mentioned in your response to prior comment 1 the reasonable range of per share consideration amounts and a representation that, if the actual consideration per share falls outside this range, you will resolicit shareholder votes. Also revise your disclosure to remove any implication that you have not presented a reasonable range of potential outcomes; we note for example your statement on page 58 that the information presented is “not intended to, nor is it likely that [it] will, accurately reflect” the consideration and reductions.

In response to the Staff’s comment, the Company intends to file Amendment No. 1 to the Proxy Statement (the “Proxy Statement Amendment”), which will include a reasonable range of the Per Share Aggregate Consideration and a sensitivity analysis demonstrating the effect on

U.S. Securities and Exchange Commission
August 4, 2016

the Per Share Aggregate Consideration of a range of potential values for each variable that will determine such amount that the Company believes is reasonable for the reasons discussed in the revised disclosure. Attached hereto as Annex 1 is the “Sample Calculations of Per Share Aggregate Consideration” section of the Proxy Statement Amendment, which contains revisions responsive to the Staff’s comment 1. The Company will also remove from the Proxy Statement Amendment implications that the Company has not presented a reasonable range of potential outcomes, including the statement on page 58 of the Proxy Statement identified by the Staff in its comment 1.
The Company respectfully informs the Staff that it believes it is not necessary or appropriate to resolicit stockholder votes if the actual Per Share Aggregate Consideration falls outside of the reasonable range to be included on the cover page of the Proxy Statement Amendment. For reasons detailed in the Company’s response to the Staff’s prior comment 2 by the Company in its letter to the Staff dated July 11, 2016, the Company believes the Proxy Statement provides stockholders with the information required by Nevada law regarding the method for determining the consideration to be received in the merger, thus providing sufficient information for stockholders to make a voting decision. The Company further believes that Nevada law would not require a revote should the Per Share Aggregate Consideration fall outside of the reasonable range included on the cover page of the Proxy Statement Amendment. Further, the Company believes that the disclosure in the Proxy Statement as revised based on the Staff’s comments is sufficient to enable the Company’s stockholders to make a fully informed investment decision on the proposed transaction at the time of the WaferGen stockholder vote. In response to the Staff's comments, the fact that the Company does not intend to resolicit votes in the event that the actual Per Share Aggregate Consideration falls outside the reasonable range included on the cover page of the Proxy Statement Amendment will be disclosed on the Proxy Statement Amendment’s cover page, in the “About the Merger and the Special Meeting” section on page 3, and in the “Sample Calculations of Per Share Aggregate Consideration” section.
In this regard please note that, as described in the Proxy Statement, the Company’s ability to access funds available to it under the Deposit Agreement is dependent upon receipt of stockholder approval of the merger agreement. Takara Bio USA Holdings, Inc. has informed the Company that receipt of stockholder approval with a potential resolicitation obligation would not satisfy this requirement. Accordingly, given that the Company is counting on these funds to meet its liquidity requirements, committing to such an obligation would have a material adverse effect on the Company and is not something the Company is in the position to do.
Attached as Annex 2 hereto is the cover page of the Proxy Statement Amendment, which contains the following revised disclosure responsive to the Staff’s comment 1:
Based on our estimate of ranges of WaferGen’s reasonably likely consolidated 2016 revenues and the other factors described in the section of this proxy statement entitled “The Merger Agreement−Sample Calculations of Per Share Aggregate Consideration,” we believe the per share consideration to be paid in the merger is reasonably likely to be between $0.33014 and $1.50538. However, there can be no assurance that the actual per share consideration to be paid in the merger will be within this range. Subject to receipt of stockholder approval at the special meeting and the satisfaction or waiver of other conditions, WaferGen plans to complete the merger whether or not the per share

U.S. Securities and Exchange Commission
August 4, 2016

merger consideration amount falls within this range and does not intend to resolicit proxies or otherwise seek any other approvals from holders of WaferGen common stock even if the per share merger consideration falls outside of this range.

2.
We note your response to prior comment 3. Please disclose all material assumptions, not just the “examples” on page 42. Ensure that your revised disclosure clearly presents the basis for and limitations of the projections. Also, please tell us whether actual results to date are consistent with the assumptions made at the time that the projections were developed.

The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised the disclosures contained in the section entitled “Certain WaferGen Financial Information Provided by Torreya” in the Proxy Statement Amendment, which section is attached hereto as Annex 3.
Based on current sales trends and projections, WaferGen believes a reasonable range of potential 2016 revenues is $6.0 million to $12.0 million. As a result, the Company no longer projects 2016 revenues of $12.2 million, as set forth in the projections in the Proxy Statement. Therefore, actual results to date have not met assumptions made at the time that the projections were developed. Please see the “Sample Calculations of Per Share Aggregate Consideration” section of the Proxy Statement Amendment, attached hereto as Annex 1, which sets forth factors on which the Company bases its selection of a reasonable range of 2016 revenues.
Attached hereto as Annex 4 is the statement of the Company requested by the Staff.
We appreciate your time and attention to the Company’s responses to the Staff’s comments. Should you have any questions, please call me at (704) 331-7440.

Very truly yours,

/s/ Mark R. Busch

Mark R. Busch

cc:    Rolland Carlson, Chief Executive Officer
Michael P. Henighan, Chief Financial Officer

Annex 1

Sample Calculations of Per Share Aggregate Consideration

I.	General Formula and Calculation.
The per share amount paid to holders of Common Stock in the merger (“Per Share Aggregate Consideration”) will be equal to (x) the Aggregate Residual Consideration Amount (as defined in the merger agreement and described below) divided by (y) the Fully Diluted Share Amount (as defined in the merger agreement and described below).
The Aggregate Residual Consideration Amount will equal:
(i) the Revenue Multiple Amount, plus
(ii) the aggregate exercise price (the “Warrant/Stock Option Adjustment”) of all Stock Options and Warrants that are “in the money” (with Stock Options and Warrants being deemed “in the money” if the exercise price is less that the Per Share Aggregate Consideration) (the “In the Money Warrants/Stock Options”), minus
(iii) amounts potentially payable in respect of BSV Warrants estimated not to exceed $50,000, and further, minus
(iv) each of the following adjustments that apply (as further described above under “-Merger Consideration”):

1.
any amounts paid by Takara Bio to WaferGen under the Deposit Agreement that have not been returned to Takara Bio in accordance with the terms of the Deposit Agreement and the merger agreement (the “Deposit Adjustment”);

2.
the amount, if any, of WaferGen’s indebtedness, other than the $5,200,000 face value of notes in favor of Malaysian Technology Development Corporation Sdn. Bhd. and any obligations with respect to capitalized leases existing as of the date of the merger agreement or entered into thereafter in the ordinary course of business (other than any obligations arising from defaults thereunder) (the “Debt Adjustment”);

3.
the amount, if any, by which certain closing related costs (including amounts and the value of benefits payable or potentially payable pursuant to severance, retirement, termination or change of control provisions in connection with the signing of the merger agreement and amounts of salary and other compensation and benefits payable or potentially payable to employees, consultants or other service providers under any contract with a term extending beyond the closing of the merger), as determined at the Effective Time, exceed the maximum of such closing costs determined as of the date of the merger agreement, subject to further adjustments provided in the merger agreement (the “Closing Related Costs Adjustment”);

4.
the amount of WaferGen’s transaction fees, which include fees and commissions due to Torreya as WaferGen’s financial advisor and payments due to the Executive Chairman of WaferGen’s board of directors in connection with the merger, paid by Takara Bio or otherwise not paid by WaferGen prior to the Effective Time (for information concerning the fees and commission due to Torreya as WaferGen’s financial advisor please see the section above entitled “-Opinion of WaferGen’s Financial Advisor” beginning on page 34 and for information concerning the payment potentially due to the executive chairman please see the section above entitled “-Interests of WaferGen’s Executive Officers and Directors in the Merger”) (the “Transaction Fee Adjustment”);

5.
the amount, if any, by which the aggregate amount of bonus payments due to WaferGen’s current and former directors, officers, employees and other service providers that are required to be accrued as liabilities of WaferGen immediately prior to the Effective Time or at or after the Effective Time exceeds the maximum amount of bonus payments determined as of the date of the merger agreement (the “Bonus Adjustment”); and

6.
the amount of any unpaid costs incurred in connection with any issuance by WaferGen of debt or equity securities after the date of the merger agreement, as determined as of the Effective Time (the “Debt/Equity Issuance Cost Adjustment”).

The Revenue Multiple Amount will be equal to WaferGen’s consolidated revenues for the 2016 fiscal year multiplied by: (i) 1.0, if revenues are less than $3.0 million, (ii) 2.0, if revenues are equal to or greater than $3.0 million and less than $6.0 million, (iii) 2.5, if revenues are equal to or greater than $6.0 million and less than $9.0 million or (iv) 3.5, if revenues are equal to or greater than $9.0 million. The Revenue Multiple Amount is capped at $50.0 million.
The Fully Diluted Share Amount means, in each case as of immediately prior to the effective time of the merger, (i) the aggregate number of shares of Common Stock then outstanding, plus (ii) the aggregate number of shares of Common Stock issuable upon the conversion of Preferred Stock, plus (iii) the aggregate number of shares of Common Stock issuable upon the exercise of In the Money Warrants/Stock Options, plus (iv) the aggregate number of shares of Common Stock issuable upon the exercise of, or otherwise represented by, RSUs, plus (v) the aggregate number of shares of Common Stock issuable or potentially issuable pursuant to, or serving as a measurement benchmark with respect to, any other equity securities of WaferGen, other than any such shares issuable pursuant to any Stock Options and Warrants that are not “in the money.”
The amount of the Per Share Aggregate Consideration actually to be paid in the merger will not be known until after all of the factors above have been determined, which will not be possible until after the Company’s fiscal year 2016 audit has been completed, which the Company expects to be in late February or early March 2017. As a result, at the time of the special meeting, although you will know the formula used to determine the Per Share Aggregate Consideration (as described above), you will not know the exact Per Share Aggregate Consideration that will be paid if the merger closes.

II.	Further Explanation and Likely Ranges of Variables.

As described above, the amount of the Per Share Aggregate Consideration actually to be paid in the merger will be impacted by a number of variables. These variables can be put into three basic categories:

1.
2016 Revenues. The level of the Company’s consolidated 2016 revenues (“2016 Revenues”) which will determine the Revenue Multiple Amount which amount will be used to determine the aggregate amount paid to stockholders prior to potential reductions.

2.	Consideration Reductions. Each of the following adjustments which, if applicable, will reduce the aggregate amount paid to stockholders (each, a “Consideration Reduction”):

◦	the Deposit Adjustment;

◦	the Debt Adjustment;

◦	the Closing Related Costs Cost Adjustment;

◦	the Transaction Fee Adjustment;

◦	the Bonus Adjustment; and

◦	the Debt/Equity Issuance Cost Adjustment.

3.	Fully Diluted Share Amount. The Fully Diluted Share Amount, which number will be used to determine the Per Share Aggregate Consideration paid to stockholders.
Each category of variables is discussed further as follows, including information about the Company’s expectations, as of the date of this proxy statement, with respect to such variables. Please note, though, that while the information provided represents what the Company, as of the date of this proxy statement, believes to be the most likely outcomes, actual outcomes may differ, causing the Per Share Aggregate Consideration to differ.

1.    2016 Revenues.
The most important variable impacting the Per Share Aggregate Consideration will be the level of 2016 Revenues. Based on the following factors, as of the date of this proxy statement the Company expects that 2016 Revenues will range between $10.0 million and $12.0 million, but given the difficulties in predicting revenues as described in the Section “Certain WaferGen Financial Information Provided to Torreya” on page [41], the Company believes that 2016 Revenues are reasonably likely to be between $6.0 million and $12.0 million:
the Company’s consolidated 2015 revenues were approximately $7.2 million;
the Company’s consolidated revenues for the first six months of 2016 were approximately $4.4 million; and
the Company anticipates consolidated revenues for the second six months of 2016 will likely be similar to revenues for the first six months, with potential upside attributable to increased sales of the Company’s ICELL8 product (which only accounted for approximately $0.4 million of revenues in 2015).
2.    Consideration Reductions.
Another important variable affecting the Per Share Aggregate Consideration is the total amount of Consideration Reductions. Based on the following factors, the Company as of the date of this proxy statement believes total potential Consideration Reductions are reasonably likely to be between $3.8 million and $8.1 million:
Deposit Adjustment. Depending on the results for the second half of 2016, the Company expects it will need to utilize cash to be made available to it under the Deposit Agreement, resulting in a Deposit Adjustment ranging between $2.5 million and $5.0 million.
Transaction Fee Adjustment. The Company expects that the fees and commissions due to its financial advisor (which shall equal three percent of the total consideration paid in the merger, subject to a $1.0 million minimum) and payments due to the Executive Chairman of WaferGen’s board of directors in connection with the merger will result in a Transaction Fee Adjustment ranging from $1.0 million to $2.0 million, depending primarily upon the actual 2016 Revenues and the actual amounts of the other Consideration Reductions. Note in the sample calculations presented below, the $1.0 million minimum portion of the Transaction Fee Adjustment is labeled “Minimum Transaction Fee Adjustment” and any excess over that amount is labeled “Additional Transaction Fee Adjustment.”
Other Adjustments. Because it believes the cash to be made available to it under the Deposit Agreement will be sufficient to meet its liquidity requirements, the Company does not believe it will need to incur debt or issue equity securities or take any other action that would result in either a Debt Adjustment or a Debt/Equity Issuance Cost Adjustment. Similarly, the Company does not anticipate establishing any new bonus, severance, retirement allowance, change of control, termination, pension, retention, bonus or other similar arrangement or taking any other action that would result in either a Closing Related Cost Adjustment or a Bonus Adjustment. However, events may transpire so that one or more of the foregoing adjustments occurs, but the Company does not anticipate that the total amount of such Consideration Reductions will exceed $1.0 million (please note these adjustments are demonstrated in the sample illustrative calculations below as “Other Consideration Reductions”).
3.    Fully Diluted Share Amount.
As of the date of this proxy statement and because it does not anticipate making any material new equity awards or raising capital through the issuance of equity securities, the Company does not anticipate that the Fully Diluted Share Amount will differ materially from such amount calculated as of May 31, 2016. However, events may transpire that result in the Company making new equity awards or raising capital through the issuance of debt or equity securities, resulting in an increase to the Fully Diluted Share Amount. Note that when the Per Share Aggregate Consideration exceeds $1.44, 17,700,000 Warrants become exerciseable, although the effect on the Per Share Aggregate Consideration of the increase in the Fully Diluted Share Amount is largely offset by the Warrant/Stock Option Adjustment that applies in such circumstances.

III.	Potential Results and Sensitivity.

Taking the above factors into account, the Company believes, as of the date of this proxy statement, that the Per Share Aggregate Consideration to be paid in the merger is reasonably likely to be between $0.33014 and $1.50538, though the actual Per Share Aggregate Consideration will be determined in accordance with the circumstances at the time of determination, pursuant to the merger agreement and as explained in this proxy statement and so could be more or less than such amounts.
Assuming that the Fully Diluted Share Amount does not change and taking into account the impact on both the Revenue Multiple Amount and the Transaction Fee Adjustment, each $250,000 of incremental 2016 Revenue will increase the total consideration paid to stockholders and the Per Share Aggregate Consideration as follows:
Assuming total 2016 Revenue is greater than $6.0 million and less than $9.0 million, approximately $610,000 and $0.025, respectively; and
Assuming total 2016 Revenue is greater than $9.0 million and up to $12.0 million, approximately $825,000 and $0.034, respectively.
Assuming that the Fully Diluted Share Amount does not change, each $250,000 of incremental Consideration Reductions will reduce the total consideration paid to stockholders by the same amount and the Per Share Aggregate Consideration by approximately $0.01.
Solely to assist you with your understanding of the formula used to determine the Per Share Aggregate Consideration and to illustrate the potential effects of changes to certain assumptions, set forth below are sample illustrative calculations of the Per Share Aggregate Consideration based on assumed amounts of 2016 Revenues of $6.0 million, $9.0 million and $12.0 million, respectively, in each case also utilizing the following additional assumptions:

(i)
in the sample illustrative calculations set forth in the column labelled “Highest Estimate of Deductions,” the Deposit Adjustment equals $5.0 million and the total amount of the Debt Adjustment, Closing Related Costs Adjustment, Bonus Adjustment and Debt/Equity Issuance Cost Adjustment equals $1.0 million;

(ii)
in the sample illustrative calculations set forth in the column labelled “Lowest Estimate of Deductions,” the Deposit Adjustment equals $2.5 million and the total amount of the Debt Adjustment, Closing Related Costs Adjustment, Bonus Adjustment and Debt/Equity Issuance Cost Adjustment equals $0; and

(iii)	WaferGen’s outstanding shares of Common Stock and Preferred Stock, Stock Options, Warrants and RSUs remain the same as at May 31, 2016.

The assumptions set forth above and reflected in the calculations below have been made for illustrative purposes only. WaferGen does not expect the merger to close until the first quarter of 2017 and there are numerous factors, many of which are impossible to predict or anticipate or are out of WaferGen’s control, that may materially affect all of the variables as described above and, accordingly, the Per Share Aggregate Consideration to be calculated as of the Effective Time. For further information concerning factors that may impact the Company’s future results and the merger consideration please see the section entitled “Cautionary Note Regarding Forward Looking Statements” beginning on page [23].
In evaluating the calculations and the assumptions upon which they are based, please consider the following:

•
The Company’s consolidated 2015 revenues were approximately $7.2 million, so if the Company’s actual consolidated 2016 revenues are any of the illustrative amounts of $6.0 million, $9.0 million or $12.0 million, such amount would represent a decrease of approximately 17% or an increase of approximately 25% or 67%, respectively, from consolidated 2015 revenues.

•
The Company’s consolidated revenues for the first six months of 2016 were approximately $4.4 million, which on an annualized basis (without any adjustments) would imply consolidated revenues of $8.9 million. If, for example, the Company’s actual consolidated 2016 revenues are any of the illustrative amounts of $6.0 million, $9.0 million or $12.0 million, such amount would represent decreases of approximately 33% or increases of approximately 1% or 35%, respectively, from this implied annualized consolidated 2016 revenues amount.

•
The projections provided by the Company to Torreya included a forecast for the Company’s consolidated 2016 revenues of $12.2 million, as described in the section of this proxy statement titled “The Merger-Certain WaferGen Financial Information Provided to Torreya” beginning on page [41]. If the Company’s actual consolidated 2016 revenues are $12.2 million, then, assuming solely for purposes of illustration that no adjustments need to be made to the Aggregate Consideration, the Per Share Aggregate Consideration Amount would be approximately $1.57813. However, there can be no assurance that the Company’s actual consolidated 2016 revenues will be $12.2 million or that there will be no adjustments to the Aggregate Consideration.

•
As of the date of this proxy statement, the Company does not anticipate the occurrence of events that would necessitate a Debt Adjustment, Closing Related Cost Adjustment, Bonus Adjustment or Debt/Equity Issuance Cost Adjustment. However, events may transpire so that any or all of these adjustments may be necessary, and if necessary these adjustments could be larger or smaller than reflected herein which could lower or raise the amount of the Per Share Aggregate Consideration otherwise payable.

•
As of the date of this proxy statement, the Company does not anticipate that its outstanding shares of Common Stock and Preferred Stock, Stock Options, Warrants and RSUs will differ materially from the amount outstanding as at May 31, 2016. However, events may transpire so that there is a significant increase in the shares of Common Stock and Preferred Stock, Stock Options, Warrants and RSUs, which would lower the amount of the Per Share Aggregate Consideration otherwise payable.

The sample illustrative calculations are provided solely to assist you with your understanding of how the formula used to determine Per Share Aggregate Consideration will be applied once such formula’s various factors are known. Therefore, stockholders are urged not to place undue reliance on the below illustrative calculations in determining how to vote their shares of Common Stock at the special meeting.
Although, as described above, the Company as of the date of this proxy statement believes the Per Share Aggregate Consideration to be paid in the merger is reasonably likely to be between $0.33014 and $1.50538, there can be no assurance that the actual Per Share Aggregate Consideration to be paid in the merger will be within this range.
Subject to receipt of stockholder approval at the special meeting, WaferGen plans to complete the merger whether or not the actual Per Share Aggregate Consideration falls within this range and does not intend to resolicit proxies or otherwise seek any other approvals from holders of WaferGen Common Stock even if the Per Share Aggregate Consideration falls outside of this range.
A Per Share Aggregate Consideration of $0.33014 assumes 2016 Revenues of $6 million ($15 million when multiplied by the applicable Revenue Multiplier), Consideration Reductions of $7.2 million and a Fully Diluted Share Amount of 23,626,456.
A Per Share Aggregate Consideration of $1.50538 assumes 2016 Revenues of $12 million ($42 million when multiplied by the applicable Revenue Multiplier), Consideration Reductions of approximately $4.6 million, a Warrant/Stock Option Adjustment of approximately $25.8 million and a Fully Diluted Share Amount of 41,918,801, due to 17,700,000 Warrants becoming exerciseable at an exercise price of $1.44.

A summary of the sample illustrative calculations is set forth in the table directly below.

2016 Revenue	$6M	$6M	$9M	$9M	$12M	$12M
Deposit Adjustment	- $5.0M	- $2.5M	- $5.0M	- $2.5M	- $5.0M	- $2.5M
Total Consideration Adjustments[1]	-$7.20M	-$3.79M	-$7.61M	-$4.20M	-$8.10M	-$4.72M
Per Share Aggregate Consideration Amount	$0.33014	$0.47457	$1.00002	$1.14092	$1.41347	$1.50538

For further detailed information regarding each sample illustrative calculation, please see the tables below.

Examples of 2016 Revenues of $6 million

	Highest Estimate of Deductions	Lowest Estimate of Deductions
Illustrative 2016 Revenue	$6,000,000	$6,000,000
times Revenue Multiplier	2.5	2.5
Revenue Multiple Amount	$15,000,000	$15,000,000
plus Warrant/Stock Option Adjustment	—	—
minus Deposit Adjustment	(5,000,000)	(2,500,000)
minus Minimum Transaction Fee Adjustment	(1,000,000)	(1,000,000)
minus Additional Transaction Fee Adjustment	(200,000)	(287,500)
minus Other Consideration Adjustments	(1,000,000)	—
Aggregate Residual Consideration Amount	$7,800,000	$11,212,500

Shares of Common Stock	18,927,726	18,927,726
Shares issuable upon Conversion of Preferred Stock	4,300,000	4,300,000
In the Money Options/Warrants	—	—
Restricted Stock Units	398,730	398,730
Other Equity Securities	—	—
Fully Diluted Share Amount	23,626,456	23,626,456

Per Share Aggregate Consideration Amount	$0.33014	$0.47457

1 Inclusive of the Deposit Adjustment

Examples of 2016 Revenues of $9 million

	Highest Estimate of Deductions	Lowest Estimate of Deductions
Illustrative 2016 Revenue	$9,000,000	$9,000,000
times Revenue Multiplier	3.5	3.5
Revenue Multiple Amount	$31,500,000	$31,500,000
plus Warrant/Stock Option Adjustment	331,713	331,713
minus Deposit Adjustment	(5,000,000)	(2,500,000)
minus Minimum Transaction Fee Adjustment	(1,000,000)	(1,000,000)
minus Additional Transaction Fee Adjustment	(612,500)	(700,000)
minus Other Consideration Adjustments	(1,000,000)	—
Aggregate Residual Consideration Amount	$24,219,213	$27,631,713

Shares of Common Stock	18,927,726	18,927,726
Shares issuable upon Conversion of Preferred Stock	4,300,000	4,300,000
In the Money Options/Warrants	592,345	592,345
Restricted Stock Units	398,730	398,730
Other Equity Securities	—	—
Fully Diluted Share Amount	24,218,801	24,218,801

Per Share Aggregate Consideration Amount	$1.00002	$1.14092

Examples of 2016 Revenues of $12 million

	Highest Estimate of Deductions	Lowest Estimate of Deductions
Illustrative 2016 Revenue	$12,000,000	$12,000,000
times Revenue Multiplier	3.5	3.5
Revenue Multiple Amount	$42,000,000	$42,000,000
plus Warrant/Stock Option Adjustment	331,713	25,819,713
minus Deposit Adjustment	(5,000,000)	(2,500,000)
minus Minimum Transaction Fee Adjustment	(1,000,000)	(1,000,000)
minus Additional Transaction Fee Adjustment	(1,099,250)	(1,216,000)
minus Other Consideration Adjustments	(1,000,000)	—
Aggregate Residual Consideration Amount	$34,232,463	$63,103,713

Shares of Common Stock	18,927,726	18,927,726
Shares issuable upon Conversion of Preferred Stock	4,300,000	4,300,000
In the Money Options/Warrants	592,345	18,292,345
Restricted Stock Units	398,730	398,730
Other Equity Securities	—	—
Fully Diluted Share Amount	24,218,801	41,918,801

Per Share Aggregate Consideration Amount	$1.41347	$1.50538

Annex 2

Preliminary Copy - Subject to Completion
WaferGen Bio-systems, Inc.
34700 Campus Drive
Fremont, California 94555
August [●], 2016
Dear Fellow Stockholder:
You are cordially invited to attend a special meeting of the stockholders of WaferGen Bio-systems, Inc., or WaferGen, on [MONTH] [●], 2016 at [1:00 p.m.] Pacific Time at our offices located at 34700 Campus Drive, Fremont, CA 94555.
The board of directors of WaferGen has unanimously approved an agreement and plan of merger, or the merger agreement, pursuant to which a wholly owned subsidiary of Takara Bio USA Holdings, Inc., or Takara Bio, will merge with and into WaferGen, referred to as the merger, with WaferGen surviving the merger as a wholly owned subsidiary of Takara Bio, referred to as the surviving corporation.
At the special meeting, holders of WaferGen’s common stock will be asked to vote on a proposal to adopt the merger agreement. Holders of WaferGen’s common stock will also be asked to approve (i) on an advisory, non-binding basis, the compensation that may be paid or become payable to WaferGen’s named executive officers in connection with the merger, and the agreements and understandings pursuant to which such compensation may be paid or become payable, (ii) certain payments to the non-employee members of WaferGen’s board of directors and to the non-employee members of the strategic committee of WaferGen’s board of directors that was formed in November 2015 to consider and evaluate strategic opportunities and alternatives for WaferGen and (iii) adjournments of the special meeting, if necessary, to permit further solicitation of proxies in favor of the foregoing proposals.
If the merger is completed, WaferGen common stockholders will have the right, with respect to each of their shares of WaferGen common stock, to receive an amount of cash based on a multiple of the consolidated revenues of WaferGen and its subsidiaries for the fiscal year ending December 31, 2016, minus certain potential adjustments. Because the amount to be paid to stockholders will depend in part on WaferGen’s consolidated 2016 revenues, we will not be able to determine an exact price until the audit by WaferGen’s independent registered public accounting firm of our fiscal year 2016 financial statements has been completed.
Based on our estimate of a reasonable range of WaferGen’s consolidated 2016 revenues and the other factors described in the section of this proxy statement entitled “The Merger Agreement−Sample Calculations of Per Share Aggregate Consideration,” we believe a reasonable range of the per share consideration to be paid in the merger to be from $0.33014 to $1.50538. However, there can be no assurance that the actual per share consideration to be paid in the merger will be within this range. Subject to receipt of stockholder approval at the special meeting, WaferGen plans to complete the merger whether or not the per share merger consideration amount falls within this range and does not intend to resolicit proxies from holders of WaferGen common stock in that event.

The accompanying proxy statement contains important information about the special meeting, the merger and the conditions that must be satisfied before the merger can occur. WaferGen encourages you to read the entire proxy statement carefully, including the merger agreement, which is included as Annex A to the proxy statement. You may also obtain additional information about WaferGen from documents we have filed with the Securities and Exchange Commission.

WaferGen’s board of directors has unanimously approved the merger agreement and determined that the merger agreement and the transactions contemplated thereby are advisable, fair to, and in the best interests of, WaferGen and its stockholders. Accordingly, the board of directors of WaferGen unanimously recommends that holders of our common stock vote “FOR” the proposal to adopt the merger agreement, “FOR” the proposal to approve, on an advisory, non-binding basis, the compensation that may be paid or become payable to WaferGen’s named executive officers in connection with the merger, and the agreements and understandings pursuant to which such compensation may be paid or become payable, “FOR” the proposal to approve certain payments to the non-employee members of WaferGen’s board of directors and to the non-employee members of the strategic committee of WaferGen’s board of directors that was formed in November 2015 to consider and evaluate strategic opportunities and alternatives for WaferGen and “FOR” the proposal to approve adjournments of the special meeting, if necessary, for the purpose of soliciting additional proxies in favor of the foregoing proposals.
If you are a holder of WaferGen preferred stock, you are entitled to exercise dissenters’ rights of appraisal under the Nevada Revised Statutes, referred to as the NRS, in connection with the merger if you take certain actions, meet certain conditions and fully comply with the requirements set forth under the NRS. If you are a holder of WaferGen common stock, you are not entitled to exercise dissenters’ rights. See the “The Merger—Dissenters’ Rights” beginning on page [46] of the proxy statement. In addition, the text of the applicable dissenters’ rights provisions of the NRS is included as Annex D to the proxy statement.
Your vote is very important. WaferGen cannot complete the merger unless the merger agreement is adopted by the affirmative vote of the holders of a majority of the outstanding shares of WaferGen common stock entitled to vote at the special meeting. Holders of WaferGen’s preferred stock have no right to vote on any of the proposals. If you are a holder of WaferGen common stock, whether or not you expect to attend the special meeting in person, you are urged to submit your proxy as promptly as possible (1) through the Internet, (2) by telephone or (3) by marking, signing and dating the enclosed proxy card and returning it in the postage-paid envelope provided. If you hold your shares in “street name,” you should instruct your broker how to vote in accordance with your voting instruction card. If you do not submit your proxy, do not instruct your broker how to vote your shares or do not vote in person at the special meeting, it will have the same effect as a vote against the adoption of the merger agreement. The deadline for the deposit of proxies may be waived or extended by the chair of the special meeting at the chair’s sole discretion without notice.
Details regarding the meeting and the business to be conducted are described in the accompanying proxy statement. In addition to considering the matters described in the proxy statement, we will report on matters of interest to our stockholders.
Your vote is very important to us and our business. Whether or not you plan to attend the meeting, we encourage you to vote as soon as possible to ensure that your shares are represented at the meeting. The proxy statement explains more about proxy voting, so please read it carefully.
Thank you for being a stockholder of our company.

Sincerely,

Ivan Trifunovich
Executive Chairman of the Board of Directors

Annex 3

Certain WaferGen Financial Information Provided to Torreya
WaferGen does not, as a matter of course, publicly disclose forecasts or internal projections as to its longer term future performance or results of operations due to the inherent unpredictability of the underlying assumptions and projections. In connection with the review by WaferGen’s board of directors of potential strategic alternatives, WaferGen’s management prepared the “Projections.” WaferGen provided the Projections to its board of directors and to Torreya and directed Torreya to use the Projections in connection with the rendering of its fairness opinion to the WaferGen board of directors and performing its related financial analysis, as described above under the heading “—Opinion of WaferGen’s Financial Advisor” in this proxy statement.
The prospective financial information included in this proxy statement has been prepared by, and is the responsibility of, WaferGen’s management. SingerLewak LLP, WaferGen’s independent registered public accounting firm, has neither examined nor compiled the accompanying prospective financial information and, accordingly, does not express an opinion or any other form of assurance with respect thereto.
The Projections were prepared by WaferGen’s management for internal use. The Projections were not prepared with a view toward public disclosure, or with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or GAAP. Neither WaferGen’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information included below, or expressed any opinion or any other form of assurance on such information or its achievability.
The Projections set forth below are included solely to give WaferGen stockholders access to certain financial projections that were made available to WaferGen’s board of directors and advisors.
The Projections are forward-looking statements. Accordingly, there can be no assurance that the Projections will be realized, and actual results may vary materially from those shown. The inclusion of the Projections in this proxy statement should not be regarded as an indication that WaferGen or any of its affiliates, advisors or representatives considered or consider the Projections to be predictive of actual future events, and the Projections should not be relied upon as such. Neither WaferGen nor any of its affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the Projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the Projections to reflect circumstances existing after the date the Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Projections are shown to be in error. WaferGen does not intend to make publicly available any update or other revision to the Projections, except as otherwise required by law, although WaferGen has provided additional information with regard to its expectations for its 2016 Revenues in the section entitled “Sample Calculations of Per Share Aggregate Consideration.” For information on factors that may cause WaferGen’s future financial results to materially vary from those reflected in the projections prepared by WaferGen’s management, see the section entitled “Cautionary Note Regarding Forward Looking Statements” beginning on page [23].

The following is a summary of the Projections:
Consolidated Summary of Unaudited Prospective Financial Information
($ in Thousands, except per share data)

	FORECAST
	2016F	2017F	2018F	2019F	2020F	2021F
Net Revenue	$12,207	$25,676	$41,073	$51,342	$59,043	$64,947
Gross Profit	$6,586	$14,635	$24,644	$30,805	$35,426	$38,968
Operating Income	$(15,002)	$(8,250)	$1,519	$3,074	$3,859	$4,345
EBITDA	$(14,057)	$(7,351)	$2,134	$3,627	$4,357	$4,793
Net Income	$(15,002)	$(8,250)	$1,519	$2,767	$2,509	$2,824
EPS	$(0.49)	$(0.27)	$0.05	$0.09	$0.08	$0.09

The Projections reflect numerous estimates, assumptions and simplifications made by WaferGen’s management with respect to general business, economic, competitive, regulatory, reimbursement and other market and financial conditions and other future events, all of which are difficult to predict and many of which are beyond WaferGen’s control. Furthermore, the projections:

•	do not include deal-related costs in the expenses;

•	assume no increases in management and staffing headcounts;

•	assume strong continued growth in sales of WaferGen’s products;

•
were based upon numerous estimates or expectations, beliefs, opinions and assumptions with respect to WaferGen’s business, including results of operations and financial condition, customer requirements and competition, all of which are difficult to predict and many of which are beyond WaferGen’s control and may not be realized;

•
do not take into account the effect of any transactions, circumstances or events occurring after the date the Projections were prepared, including the merger, or the effect of any failure of the merger to occur;

•	are not necessarily indicative of current market conditions or values or future performance, which may be significantly more or less favorable than as set forth in the Projections; and

•	are not, and should not be regarded as, a representation that any of the expectations contained in, or forming a part of, the Projections will be achieved.

Annex 4

Statement of WaferGen Bio-systems, Inc.

August 4, 2016

Re:	WaferGen Bio-systems, Inc. Preliminary Proxy Statement on Schedule 14A Filed June 10, 2016 File No. 001-36601
WaferGen Bio-systems, Inc. (the “Company”), hereby acknowledges, in connection with the comments of the staff of the Securities and Exchange Commission (the “Commission”) on the above referenced filing, that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

WaferGen Bio-systems, Inc.

By:     /s/ Michael P. Henighan
Name:     Michael P. Henighan
Title:    Chief Financial Officer